Cactus, Inc.
Cobalt Center
920 Memorial City Way, Suite 300
Houston, Texas 77024

January 22, 2018

Loan Lauren P. Nguyen

Legal Branch Chief

Office of Natural Resources

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Cactus, Inc.

Registration Statement on Form S-1

File No.: 333-222540

Ladies and Gentlemen:

Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, Cactus, Inc. (the “Company,” “we,” “us” or “our”) hereby confidentially submits (the “Submission”) its currently expected offering terms of the initial public offering (the “Offering”) of Class A common stock, par value $0.01 per share (the “Common Stock”), including, among other things, the bona fide price range pursuant to Item 501(b)(3) of Regulation S-K, the number of shares of Common Stock to be offered, the estimated net proceeds the Company expects to receive from the Offering and the total number of shares of Common Stock to be outstanding after the Offering.  The Company expects that these pricing terms and other items will be included in a future amendment to the Registration Statement on Form S-1, File No. 333-222540 (the “Registration Statement”).

The Offering terms included in the Submission are based on bona fide estimates of the range of the minimum and maximum offering price and the maximum number of shares of Common Stock to be offered as of January 22, 2018.  Should the bona fide estimates of these terms change, the figures presented in future amendments to the Registration Statement may increase or decrease.

The Company proposes to price the Offering with a bona fide price range of $16.00 to $19.00 per share of Common Stock, with a midpoint of $17.50 per share.  In the Offering, the Company proposes to sell up to 21,428,571 shares of Common Stock.  The Company proposes to grant the underwriters a 30-day option to purchase up to an additional 3,214,285 shares of Common Stock to cover over-allotments.  As discussed with members of the Staff, this range and the additional information included in the Submission are initially being provided for your consideration by correspondence due to the Company’s and the underwriters’ concern regarding providing such information in advance of the launch of the Offering given recent market volatility,

Loan Lauren P. Nguyen

January 22, 2018

as well as our desire to provide all information necessary for the Staff to complete its review on a timely basis.

The Company is enclosing its proposed marked copy of those pages of the Registration Statement that will be affected by the offering terms set forth herein.  We expect that these marked changes will be incorporated into a future amendment to the Registration Statement.  The Company seeks confirmation from the Staff that it may launch its Offering with the price range specified herein and include such price range in a future filing of the Registration Statement.

Please direct any questions that you have with respect to the foregoing to Adorys Velazquez of Vinson & Elkins L.L.P. at (212) 237-0036.

Very truly yours,

/s/ Scott Bender
Scott Bender
Chief Executive Officer, Cactus, Inc.

cc:                                Brian Small, Chief Financial Officer, Cactus, Inc.

Ike Smith, Chief Accounting Officer, Cactus, Inc.

Stephen Tadlock, Vice President of Corporate Services

Adorys Velazquez, Vinson & Elkins L.L.P.

Andrew J. Ericksen, Baker Botts L.L.P.